EXHIBIT 21

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES

SUBSIDIARIES OF THE REGISTRANT

Name of Company	State of Organization

NM Uranium, Inc.	Texas

NM Properties, Inc. (Note 1)	New York

NM Receivables Corp. II	New York

Note 1:
At March 31, 2004, NM Properties, Inc. owns Salmon Shores, Inc.; Moreau Park, Inc.; Riverview, Inc.; Hudson Pointe, Inc.; Upper Hudson Development, Inc.; Land Management & Development, Inc.; Oprop Co., Inc.; and Landwest, Inc.